FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc (the Company).

On 31 December 2015, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company through the annual reinvestment of dividends paid throughout 2015; calculated using an average price of £13.83 per Ordinary Share and $40.98 per ADS:

Non-Executive Director	Ordinary Shares	No. of ADSs
Sir Philip Hampton	46.839
Prof Sir Roy Anderson	1,182.404
Dr Stephanie Burns		1,036.128
Stacey Cartwright	364.492
Lynn Elsenhans		542.905
Judy Lewent		320.781
Sir Deryck Maughan		2,621.255
Dr Daniel Podolsky		1,895.600
Urs Rohner	17.420
Hans Wijers	175.329

The Company and the Non-Executive Directors were informed of these allocations on 4 January 2016.

This notification relates to transactions notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

4 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 04, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc